UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                            SEC File Number 000-50062
                             CUSIP Number 15114Y106

(Check one) : |_|  Form 10-KSB  |_| Form 20-F  |_| Form 11-K  |X| Form 10-QSB
              |_| Form 10-D     |_| Form N-SAR |_|   Form N-CSR

               For Period Ended: April 30, 2006
                                 --------------

               |_|   Transition Report on Form 10-KSB
               |_|   Transition Report on Form 20-F
               |_|   Transition Report on Form 11-K
               |_|   Transition Report on Form 10-QSB
               |_|   Transition Report on Form N-SAR
               For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Cell Power Technologies, Inc.
-----------------------------
Full Name of Registrant

1428 36th Street, Suite 205
---------------------------
Address of Principal Executive Office

Brooklyn, New York 11218
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Forms 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 2006 could not be filed by the prescribed due date of June 14, 2006 because of the registrant's delayed receipt of financial information relating to that fiscal quarter from a third party. The registrant depends upon the receipt of reports from a third party in order to record its royalty revenues. The reports are delivered on a quarterly basis. As of the date below, the registrant has not received the report for the fiscal quarter ended April 30, 2006. The registrant intends to file the subject quarterly report on or before June 19, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jacob Herskovits, CEO (718) 436-7931

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the three months ended April 30, 2005, the registrant had revenues of $170,655 and a net loss of $ 192,166. For the three months ended April 30, 2006, the registrant currently estimates that it had revenues of approximately $0 and a net loss of approximately $374,094. Results for the three months ended April 30, 2006 remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

This decrease in revenue is primarily attributable to decreased sales of the registrant's Cellboost product.

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                          Cell Power Technologies, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





Date: June 15, 2006                              By:    /s/ Jacob Herskovits
                                                        ------------------------
                                                        Jacob Herskovits
                                                        Chief Executive Officer